VIA EDGAR	September 21, 2007

Re:	Warner Music Group Corp.
Form 10-K: For the Year Ended September 30, 2006
File Number: 001-32502

Michael Fay

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Fay:

On behalf of Warner Music Group Corp. (the “Company”), we are writing to respond to the comment set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 13, 2007 (the “comment letter”) relating to the above-referenced Form 10-K.

For your convenience, the numbered paragraph of this letter corresponds to the numbered paragraph of the comment letter.

Warner Music Group Corp.

Form 10-K for the Year Ended September 30, 2006

Notes to Consolidated and Combined Financial Statements, page 91

Note 13. Debt, page 110

1.

We note your response to our prior comment 19. You state that you believe repayment of additional PIK notes and accretion on the discount notes were properly classified as financing activities because you did not intend to pay cash interest. However, it is not clear how your intent is relevant either under applicable accounting literature or in the circumstances, considering that you actually paid cash interest in connection with the

Warner Music Group Corp.

September 21, 2007

June 2005 redemption. You also state that you believe principal, rather than interest, was being added to the initial amount of the borrowing. However, in substance the additional PIK notes and accretion on the discount notes were simply obligations for unpaid interest, whether labeled so or not. This fact is made clear in your filing where you state “The Company was also required to pay all accrued interest as of the redemption date... This amount consisted of $5 million related to the Holdings Floating Rate Notes, $9 million related to the Holdings PIK notes, and $4 million in accreted value of the 35% of Holdings Discount Notes redeemed.” In addition, prior to payment, these amounts were classified as noncash interest expense in your statements of cash flows. Payment of this interest should be reflected as an operating cash outflow, similar to any other interest, as required by paragraph 23.d of FAS 95. Your operating cash flows benefited in periods this interest was deferred and such benefit should be reversed in subsequent repayment periods.

The tables in your response appear to address only the purported lack of qualitative impact on the trend in your operating cash flows, but not the quantitative impact on operating cash flows for the applicable periods in 2005. Exclusion of the $13 million of interest payments on the PIK and discount notes resulted in operating cash flows being overstated by 6.8% and 8.2% for the 2005 fiscal year and nine months ended June 30, 2005, respectively. In addition, based on your response it appears $5 million of additional interest paid in connection with the redemption of the floating rate notes was also inappropriately excluded from operating cash flows. If our understanding is correct, operating cash flows were overstated by a total of 9.6% and 11.7% for interest payments on all three instruments for the 2005 fiscal year and nine months ended June 30, 2005, respectively. In either case, we believe these overstatements are material. Accordingly, we believe you should amend your 2006 Form 10-K to restate your 2005 financial statements to correct this error.

The Company recognizes the Staff’s preference for presenting cash paid in association with the discount accretion and the additional principal accretion as operating cash activities. However, the Company respectfully notes that there is diversity in practice in classifying such cash payments as cash payments for interest and that the alternative practice of presenting the cash payments as financing activities is consistent with the presentation on the balance sheet.

The Company notes the Staff’s comment regarding the quantitative impact on 2005 cash flows of the aggregate amount of the above items of $18 million, consisting of the $5 million error and the other changes in classification of $13 million. While the Company does not believe the amounts being discussed here of $18 million are material on a dollar basis (relative to cash and equivalents of $367 million as of September 30, 2006), the Company respectfully notes your reference to the quantitative impact of these changes in the aggregate as a percentage of operating cash flows.

In our previous response, we considered Staff Accounting Bulletin No. 99 Materiality and its guidance that quantifying in percentage terms, the magnitude of a misstatement is

Warner Music Group Corp.

September 21, 2007

only the beginning of an analysis of materiality and cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Also, in Statement of Financial Accounting Concepts No. 2, the FASB stated the essence of the concept of materiality is that the omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

The Company believes that the previously provided qualitative and quantitative assessments of the classification of these items support that a change in presentation would not have been significant to the users of the financial statements. This position is supported by the comparison of 2005 with both 2006 and 2004. The Company specifically notes that the nature of the Company’s business provides a normal variation in operating cash flows and as such, each year-over-year comparison has great variation. For example, the change in operating cash flows for the nine months ended June 30, 2007 as compared to June 30, 2006 was (12%), the change in operating cash flows for the nine months ended June 30, 2006 as compared to June 30, 2005 was 40%, and the change in operating cash flows for the nine months ended June 30, 2005 as compared to June 30, 2004 was 330%. Because the Company’s business cycle varies considerably based on its schedule of new album releases, comparisons of its operating cash flows typically vary significantly. Therefore, the Company believes that making such a change in presentation would not provide significant value to its investors, as it would not substantially change the comparisons for operating cash flows, which the Company believes is the major factor considered by investors in their decision-making process. In addition, the proposed change relates to its 2005 fiscal year, which will only be presented in the statement of cash flows in the Company’s 2007 annual report and after such filing, will no longer be presented.

The Company further notes each of the items being discussed have been clearly identified to investors in the Company’s previous disclosures within the notes to its consolidated financial statements and within Management’s Discussion and Analysis with the specific amounts attributable to each item disclosed.

The Company recognizes the Staff’s preference for presenting cash paid in association with the discount accretion and the additional principal accretion as operating cash activities, however, the Company respectfully requests that it not be required to file an amendment to the Company’s 2006 Form 10-K to restate the 2005 financial statement to reflect these changes. Given the lack of impact of the changes on investors, the Company believes these items would be more appropriately corrected and adjusted in the Company’s next Form 10-K for the fiscal year ended September 30, 2007 to be filed on or about November 29, 2007. The Company agrees to identify and both correct the error noted and make the change in presentation with respect to cash paid in association with the discount accretion and the additional principal accretion to the Staff’s preferred presentation in its 2007 Form 10-K. The Company has provided as an attachment to this response the revised sections of its Form 10-K to correct and adjust its financial statements for the above items.

Warner Music Group Corp.

September 21, 2007

Please call me (212-275-2045) if you wish to discuss our responses to the comment letter.

Sincerely,

/s/ Trent N. Tappe
Trent N. Tappe
Vice President and Senior Corporate Governance and Securities Counsel

cc:	Michael D. Fleisher, EVP and Chief Financial Officer
Paul M. Robinson, EVP and General Counsel
Steven Macri, SVP and Global Controller
Edward P. Tolley III, Simpson Thacher & Bartlett LLP

ATTACHMENT

Warner Music Group Corp.

Consolidated and Combined Statements of Cash Flows

	Year Ended September 30, 2007	Year Ended September 30, 2006	Year Ended September 30, 2005 (b)
		(in millions)
Cash flows from operating activities
Net income (loss)		$60	$(169)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization		236	239
Deferred taxes		(11)	(7)
Loss on debt repayment		—	35
Non-cash interest expense		52	68
Interest paid upon debt redemption		—	(18)
Net investment-related gains		—	(1)
Equity in the (gains) losses of equity-method investees, including distributions		(1)	1
Non-cash, stock-based compensation expense		16	25
Unrealized (gain) loss on warrants		—	(17)
Minority interest expense		—	5

Changes in operating assets and liabilities:
Accounts receivable		53	(69)
Inventories		—	(3)
Royalty advances		(40)	(2)
Accounts payable and accrued liabilities		(60)	46
Other balance sheet changes		2	54

Net cash provided by operating activities (a)		307	187

Cash flows from investing activities
Other investments and acquisitions		(104)	(78)
Investments in short-term investments		(19)	—
Investment proceeds		—	54
Capital expenditures		(30)	(30)

Net cash (used in) provided by investing activities		(153)	(54)

Cash flows from financing activities
Borrowings, net of financing costs		—	926
Debt repayments		(17)	(570)
Proceeds from the issuance of common stock		—	554
Costs to issue common stock		—	(32)
Repurchase of subsidiary preferred stock		—	(200)
Dividends paid on subsidiary preferred stock		—	(9)
Proceeds from the issuance of restricted shares		—	1
Cash paid to repurchase warrant		—	(138)
Returns of capital and dividends paid		(74)	(917)
Loans to third parties		7	(10)
Other		3	(3)

Net cash (used in) provided by financing activities		(81)	(398)

Effect of foreign currency exchange rate changes on cash		6	(2)

Net increase (decrease) in cash and equivalents		79	(267)
Cash and equivalents at beginning of period		288	555

Cash and equivalents at end of period		$367	$288

(a)	Net cash used in operating activities for the twelve months ended September 30, 2007, 2006 and 2005 includes approximately $ million, $10 million and $80 million of acquisition-related restructuring payments, respectively.
(b)	This presentation reflects the reclassification of $18 million of cash payments with respect to the redemption of the Holdings Notes in 2005 from net cash used in financing activities to net cash provided by operating activities. See Note 13 for a description of the payments. The reclassified amount represents the portion of the redemption payments that represent or are classified as interest paid, including $5 million in accrued interest related to the Holdings Floating Rate Notes, $9 million related to additional principal accretion on the Holdings PIK Notes and $4 million in accreted value of the Holdings Discount Notes redeemed.

See accompanying notes.

* * * * *

[FOOTNOTES TO THE FINANCIAL STATEMENTS]

2. Basis of Presentation

Reclassifications

Certain reclassifications have been made to the prior period’s financial information in order to conform to the current period’s presentation. In addition, the Company has reclassified the presentation of certain cash payments in 2005 related to the redemption of the Holdings Notes from net cash used in financing activities to net cash provided by operating activities.